UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

nFinanSe Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

65338C 10 9
(CUSIP Number)

Richard A. Silfen Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103 (215) 979-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e) , Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 65338C 10 9	Schedule 13D	Page 2 of 9

1	NAME OF REPORTING PERSON Ballyshannon Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a)  (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 8,491,530*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 8,491,530*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,530*
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* Percentage is based on 21,244,410 shares of common stock of nFinanSe Inc. (the “Issuer”) outstanding as of March 30, 2010, based on information supplied by the Issuer.

CUSIP NO. 65338C 10 9	Schedule 13D	Page 3 of 9

1	NAME OF REPORTING PERSON Ballyshannon Family Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a)  (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,775,512*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,775,512*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,775,512*
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* Percentage is based on 21,244,410 shares of common stock of the Issuer outstanding as of March 30, 2010, based on information supplied by the Issuer.

CUSIP NO. 65338C 10 9	Schedule 13D	Page 4 of 9

1	NAME OF REPORTING PERSON Bruce E. Terker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 168,021
8 SHARED VOTING POWER 11,226,425*
9 SOLE DISPOSITIVE POWER 168,021
10 SHARED DISPOSITIVE POWER 11,226,425*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,394,446*
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* Percentage is based on 21,244,410 shares of common stock of the Issuer outstanding as of March 30, 2010, based on information supplied by the Issuer.

CUSIP NO. 65338C 10 9	Schedule 13D	Page 5 of 9

The joint statement of Ballyshannon Partners, L.P., a Pennsylvania limited partnership (“Ballyshannon”), Ballyshannon Family Partnership, L.P., a Pennsylvania limited partnership (“Ballyshannon Family”) and Bruce E. Terker (“Terker” collectively, with Ballyshannon and Ballyshannon Family the “Reporting Persons”) on this Amendment No. 1 to Schedule 13D (the “Amendment”) is filed to amend Items 2, 3, 4, 5 and 6 of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 3, 2010 (the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”) to reflect changes resulting from the exercise of all of the outstanding amended warrants (the “Amended Warrants”) held by each of Ballyshannon, Ballyshannon Family and Terker. In connection with the March 16, 2010 exercise of the Amended Warrants by each of Ballyshannon, Ballyshannon Family and Terker as discussed herein, each of Insignia Partners, L.P., a Pennsylvania limited partnership (“Insignia”), Argosy Capital Group III, L.P., a Pennsylvania limited partnership (“Argosy”), and Odyssey Capital Group, L.P., a Pennsylvania limited partnership (“Odyssey”) beneficially own less than five percent (5%) of the Issuer’s outstanding shares of common stock (“Common Stock”) and each of Insignia, Argosy and Odyssey is not a reporting person under this Schedule 13D.   As previously disclosed in the Original Schedule 13D, Terker is the president and control person of each of the general partners of Insignia, Argosy and Odyssey and Terker is deemed to beneficially own the shares of Common Stock held by each of Insignia, Argosy and Odyssey.

Item 2.	Identity and Background

Item 2 paragraph (a) of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           This joint statement on Schedule 13D is being filed by Ballyshannon, Ballyshannon Family and Terker.  The general partner of Ballyshannon, Ballyshannon Family and Insignia is Ballyshannon Partners, Inc., a Pennsylvania corporation (“Ballyshannon Inc.”).  The general partner of Argosy is Argosy Capital Group, LLC, a Pennsylvania limited liability company (“Argosy LLC”).  The general partner of Odyssey is Odyssey Capital Group, Inc., a Pennsylvania corporation (“Odyssey Inc.” and, together with Ballyshannon Inc. and Argosy LLC, the “General Partners”).  Terker is the president and control person of each of the General Partners.

In connection with the March 16, 2010 exercise of the Amended Warrants by each of Ballyshannon, Ballyshannon Family and Terker as discussed herein in Item 6 of this Schedule 13D, each of Insignia, Argosy and Odyssey beneficially own less than five percent (5%) of the Issuer’s outstanding shares of Common Stock.  Therefore, each of Insignia, Argosy and Odyssey is not a reporting person under this Schedule 13D.  However, the shares of Common Stock reported on this Schedule 13D as being beneficially owned by Terker include the shares of Common Stock held by each of Argosy, Insignia and Odyssey as Terker is deemed to beneficially own such shares.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended to include the following paragraph as the last paragraph of Item 3:

On March 16, 2010, each of Ballyshannon, Ballyshannon Family, Terker’s investment retirement account (“IRA”), Terker’s wife and Terker exercised each of his, her or its Amended Warrants on a net basis to receive shares of Common Stock set forth in Item 6 of this Schedule 13D.  Additional information relating to the sources and amounts of funds used to acquire such securities required by this Item 3 are set forth in Item 6 of this Schedule 13D, and such information is incorporated by reference in this Item 3. (Each capitalized term used, but not defined, in this Item 3 shall have the meaning ascribed to such term in Item 6 of this Schedule 13D.)

Item 4.                  Purpose of the Transaction

Item 4 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(j)  Each Reporting Person currently holds for investment purposes the securities reflecting its beneficial ownership of shares of Common Stock reported by this Schedule 13D.  Each Reporting Person may from time to time, in his or its sole discretion, review his or its ownership position in the Issuer and may, based on such factors as he or it deems relevant, seek to acquire additional shares of Common Stock or other securities of the Issuer, dispose of shares of Common Stock or other securities of the Issuer (whether pursuant to a registered offering or otherwise), engage in discussions regarding items (a) through (j) of Item 4 of Schedule 13D, or take any of the actions set forth in such items.

CUSIP NO. 65338C 10 9	Schedule 13D	Page 6 of 9

On March 16, 2010, each of Ballyshannon, Ballyshannon Family, IRA, Terker’s wife and Terker exercised the Amended Warrants to acquire shares of Common Stock as discussed in Item 6 of this Schedule 13D.  The information regarding the exercise of the Amended Warrants and the acquisition of shares of Common Stock in connection with such exercise required by this Item 4 is set forth in Item 6 of this Schedule 13D, and such information is incorporated by reference in this Item 4. (Each capitalized term used, but not defined, in this Item 4 shall have the meaning ascribed to such term in Item 6 of this Schedule 13D.)

Other than as set forth in response to Item 4 of this Schedule 13D, each of the Reporting Persons and Ballyshannon Inc. has no plan or proposal which relates to, or would result in, any of the actions enumerated in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.                  Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           This Schedule 13D relates to shares of Common Stock owned beneficially by: (1) Ballyshannon, (2) Ballyshannon Family and (3) Terker.  The information with respect to Ballyshannon Inc. set forth in paragraph (a) of Item 2 of this Schedule 13D is incorporated by reference in this Item 5.  As of the date of this filing, this Schedule 13D relates to 11,394,446 shares of Common Stock, representing 51.8% of the outstanding shares of Common Stock.  The percentages used herein and elsewhere in this Schedule 13D are based on 21,244,410 shares of Common Stock outstanding, which represents the number of shares of Common Stock provided by the Issuer to the Reporting Persons for purposes of this Schedule 13D.

The 11,369,446 shares of Common Stock are beneficially owned as follows:

(1) Ballyshannon:	8,491,530 shares
(2) Ballyshannon Family:	1,775,512 shares
(3) Terker:	11,394,446 shares

The percentage of class beneficially owned by each Reporting Person is as follows:

(1) Ballyshannon:	40.0%
(2) Ballyshannon Family:	8.4%
(3) Terker:	51.8%

The shares of Common Stock reported in this Schedule 13D as being owned beneficially by Terker also includes 92,868 shares owned beneficially by Argosy, 65,625 shares owned beneficially by Insignia and 676,393 shares owned beneficially by Odyssey.  Terker is the president and control person of the General Partner of each of Argosy, Insignia and Odyssey and Terker is deemed to beneficially own the shares held by each of Argosy, Insignia and Odyssey.  In addition, the shares of Common Stock reported in this Schedule 13D as being owned beneficially by Terker also includes 25,000 shares subject to options which are currently exercisable at $1.62 per share.

The shares of Common Stock reported in this Schedule 13D as being owned beneficially by Ballyshannon, Ballyshannon Family and Terker do not include shares of Common Stock issuable upon conversion of shares of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock (collectively, the “Preferred Stock”), which shares of Preferred Stock are convertible into shares of Common Stock.  The terms of the Preferred Stock include provisions that limit its conversion, under certain circumstances, generally relating to the percentage of shares of Common Stock that would be owned beneficially upon such conversion by the holder thereof.  As reported by this Schedule 13D, the beneficial ownership of Ballyshannon, Ballyshannon Family and Terker (through Argosy, Insignia, Odyssey, his wife and his IRA) does not include 8,023,078 shares, 1,723,040 shares and 1,488,111 shares of Common Stock which Ballyshannon, Ballyshannon Family, and Terker (through Argosy, Insignia, Odyssey, his wife and his IRA), respectively, would have the right to acquire upon conversion of the Preferred Stock, but which are not owned beneficially by such persons because conversion of such shares of Preferred Stock is so limited.

(b)           Terker has shared voting and dispositive power with respect the securities held by each of Ballyshannon, Ballyshannon Family, Argosy, Insignia and Odyssey.  In addition, Terker has shared voting and dispositive power with respect to the securities held by his wife.  Terker has sole voting and dispositive power over the shares held by his IRA.  Terker disclaims beneficial ownership of the securities held by Ballyshannon, Ballyshannon Family, Argosy, Insignia, Odyssey and his wife except for his pecuniary interest therein.

CUSIP NO. 65338C 10 9	Schedule 13D	Page 7 of 9

Number of Shares of Common Stock with Sole Voting Power:

(1) Ballyshannon:	0 shares
(2) Ballyshannon Family:	0 shares
(3) Terker:	168,021 shares

Number of Shares of Common Stock with Shared Voting Power:

(1) Ballyshannon:	8,491,530 shares
(2) Ballyshannon Family:	1,775,512 shares
(3) Terker:	11,226,425 shares

Number of Shares of Common Stock with Sole Dispositive Power:

(1) Ballyshannon:	0 shares
(2) Ballyshannon Family:	0 shares
(3) Terker:	168,021 shares

Number of Shares of Common Stock with Shared Dispositive Power:

(1) Ballyshannon:	8,491,530 shares
(2) Ballyshannon Family:	1,775,512 shares
(3) Terker:	11,226,425 shares

(c)           During the past 60 days, each of Ballyshannon, Ballyshannon Family, IRA, Terker’s wife and Terker exercised the Amended Warrants to acquire shares of Common Stock as discussed in Item 6 of this Schedule 13D.  The information regarding the exercise of the Amended Warrants and the acquisition of shares of Common Stock upon such exercise required by this Item 5(c) is set forth in Item 6 of this Schedule 13D and such information is incorporated herein by reference in this Item 5(c).  Other than as set forth in this Item 5(c), none of the Reporting Persons or Ballyshannon Inc. has engaged in any transactions involving the Issuer’s securities in the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The last paragraph of Item 6 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Exercise of Amended Warrants

On March 16, 2010, each of Ballyshannon, Ballyshannon Family, IRA, Terker’s wife and Terker exercised the Amended Warrants with an exercise price of $0.01 per share.  Each of Ballyshannon, Ballyshannon Family, IRA, Terker’s wife and Terker received shares of Common Stock in the following amounts:

(i) Ballyshannon exercised its Amended Warrants to purchase an aggregate of 8,901,770 shares of Common Stock. Ballyshannon exercised its Amended Warrants on a net basis which resulted in the Issuer retaining 890,177 shares of Common Stock for the warrant exercise price and the Issuer issued 8,011,593 shares of Common Stock to Ballyshannon;

CUSIP NO. 65338C 10 9	Schedule 13D	Page 8 of 9

(ii) Ballyshannon Family exercised its Amended Warrants to purchase an aggregate of 1,910,296 shares of Common Stock.  Ballyshannon Family exercised its Amended Warrants on a net basis which resulted in the Issuer retaining 191,030 shares of Common Stock and the Issuer issued 1,719,266 shares of Common Stock to Ballyshannon Family;

(iii) Terker’s wife exercised her Amended Warrants to purchase an aggregate of 138,330 shares of Common Stock.  Terker’s wife exercised her Amended Warrants on a net basis which resulted in the Issuer retaining 13,833 shares of Common Stock and the Issuer issued 124,497 shares of Common Stock to Terker’s wife; and

(iv) Terker exercised his and his IRA’s Amended Warrants to purchase an aggregate of 158,912 shares of Common Stock.  Terker exercised the Amended Warrants on a net basis which resulted in the Issuer retaining an aggregate of 15,891 shares of Common Stock and the Issuer issued an aggregate of 143,021 shares of Common Stock to Terker and his IRA.

Except for the matters described in this Item 6, including the documents referenced herein and filed as exhibits to this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the General Partners, or between any Reporting Persons or General Partner and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed As Exhibits

Exhibit No.	Description
1
Joint Filing Agreement by and among the Reporting Persons dated March 3, 2010 (filed as Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 3, 2010 and incorporated herein by reference).

CUSIP NO. 65338C 10 9	Schedule 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 5, 2010	BALLYSHANNON PARTNERS, LP
		By:	Ballyshannon Partners, Inc., its General Partner
		By:	/s/ Bruce E. Terker
Name: Bruce E. Terker
Title: President

Date:	April 5, 2010	BALLYSHANNON FAMILY PARTNERSHIP, LP
		By:	Ballyshannon Partners, Inc., its General Partner
		By:	/s/ Bruce E. Terker
Name: Bruce E. Terker
Title: President

Date:	April 5, 2010	BRUCE E. TERKER
/s/ Bruce E. Terker